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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 33-54211


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 24, 1996)


                      WAXMAN INDUSTRIES, INC.

       2,884,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
    2,950,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE


      This Prospectus Supplement supplements the Prospectus, dated May 24, 1996, relating to the offer and sale by the Selling Securityholders of 2,884,000 warrants (the "Restricted Warrants") to purchase shares of Common Stock of Waxman Industries, Inc. (the "Company") and the 2,950,000 shares of Common Stock, subject to adjustment, issuable upon exercise of the Restricted Warrants and the Public Warrants (as defined below). (The Restricted Warrants and Public Warrants are referred to collectively herein as the "Warrants"). An aggregate of 66,000 Warrants have been publicly traded since the registration of the offer and sale of the Warrants in May 1996. Therefore, the Prospectus does not cover the offer and sale of such 66,000 Warrants (the "Public Warrants"). The Restricted Warrants and the shares of Common Stock referenced above offered hereby are sometimes collectively referred to in the Prospectus and herein as the "Securities." Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.

RECENT DEVELOPMENTS

      On October 10, 1996, the Company reported its results for its fiscal year and fourth quarter ended June 30, 1996, including a non-recurring $65.9 million gain from the Barnett Public Offering, which was substantially offset by several non-recurring changes which aggregated $48.8 million.

      The Company currently owns 49.9% of the Barnett Common Stock, and, through the ownership of certain non-voting preferred stock, approximately a 54% economic interest in the capital stock of Barnett.

      As disclosed in the Prospectus,in connection with the likely completion of the Barnett Public Offering and consequent retention of the Consumer Products business, the Company embarked upon a strategic review of Consumer Products and its other wholly-owned operations, taking into account the difficulties encountered during the sale process of Consumer Products, as well as the recent weaknesses in the industry in which the Company competes. As a result of management's review and refocus of Consumer Products as a continuing operation and consistent with its strategic direction, an $11.9 million charge, primarily for a reduction in the carrying value of day to day operating assets and liabilities, has been recorded by Consumer Products in its operating results, which represented an increase of $6.9 million to cost of goods sold and $5.0 million to selling, general and administrative expenses. Such charges, comprised of $7.7 million and $4.2 million recorded in the fiscal 1996 third and fourth quarters, respectively, included $5.1 million for the impairment and write-down of inventory, $2.7 million for certain accounts receivable balances, $2.0 million representing a portion of the costs of developing a management information system, $0.5 million of abandoned product development costs and $1.6 million for various liabilities.

      The traditional customers of certain of WOC's operations, smaller retail establishments, have been adversely affected by the movement by large national retailers to expand in more rural locations and to compete with such smaller retail establishments. In addition, the market has been increasingly impacted by the availability of lower cost foreign sourcing to both domestic and foreign competitors. In connection with management's strategic review of its other wholly-owned operations and as a result of business factors affecting these other operations, including increased competition from multi-category retailers and competitive pricing from overseas competitors, the effect of which was


    The date of this Prospectus Supplement is October 29, 1996.






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exacerbated by excess manufacturing capacity at the Company's foreign facilities, the Company recorded an additional charge of $2.9 million in the fiscal 1996 fourth quarter operating results primarily for a reduction in the carrying value of day to day operating assets and liabilities. Such charge included $1.7 million to reduce the carrying value of inventory and other assets at WOC and TWI, $0.4 million of accelerated depreciation as a result of a change in estimated useful lives of certain property and equipment and $0.8 million for various liabilities.

      In addition, during the fourth quarter of fiscal 1996, the Company recorded a $19.5 million pre-tax restructuring and asset impairment charge. Below is a summary of the components comprising such charge:

                                      (in millions)
      Exiting product lines               $  4.1
      Warehouse closure costs                1.3
      Reduction of excess capacity           1.1
      Other                                  0.9
      Asset impairment                      12.1
                                           -----
           Total                           $19.5
                                           =====

     Exiting product lines: In furtherance of its efforts to strengthen the Consumer Products business, the Company has decided to eliminate Consumer Products' electrical product line and reduce the number of individual products offered in its plumbing and floor care product lines. These actions will enable Consumer Products to reduce fixed costs as well as optimize and focus its product offerings to its major retail customers. Consumer Products is currently winding down the servicing of the electrical product line as well as reducing the number of products offered in its plumbing and floor care product lines and does not expect to incur cash outlays for these reductions. The $4.1 million charge is primarily for the write-down of related inventory of which $1.8 million has been disposed of as of June 30, 1996.

     Warehouse closure costs: During the fourth quarter of 1996, the Company downsized Consumer Products' distribution network from three locations to two and, as a result, incurred warehouse closure costs of $1.3 million. The remaining accrual at June 30, 1996 is $0.8 million. The warehouse closure costs include costs associated with the remaining noncancellable term of an operating lease of $0.3 million, incremental employee salaries and benefits associated with closing the warehouse of $0.5 million, loss on fixed assets of $0.2 million and other miscellaneous expenses associated with the closing of $0.3 million.

     Reduction of excess capacity: With the discontinuance and downsizing of Consumer Products' product lines, the foreign operations which support Consumer Products identified excess capacity in both buildings and equipment. As such, a $1.1 million charge was recorded to reduce the net book value of buildings by $0.8 million and equipment by $0.3 million.

     Other: In connection with the strategic review, a division of WOC discontinued certain product offerings which resulted primarily in a write-down of inventory and excess equipment.

     Asset Impairment: The asset impairment charge of $12.1 million relates to the Company's U.S. Lock division. Due to the continued decline in the locksmith industry brought about by the competitive nature of the D-I-Y retail market, as required by SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company expensed $9.8 million of goodwill and $2.3 million of property and equipment, as the carrying value for the division exceeded its fair value. Fair value was determined based on a multiple of cash flows.

      Effective July 1, 1995, the Company changed its method of accounting for procurement costs. Procurement costs represent the amount paid in connection with a customer's commitment to purchase products from the Company for a specified period. The amount capitalized is the consideration paid by the Company to the new or existing customer

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(x) for the right to supply such customer for a specified period and (y) to purchase competitor's merchandise that the customer has on hand when it changes suppliers, less the salvage value received by the Company. The Company believes that amortization in the fiscal year incurred for such costs is consistent with the Company's strategic review of Consumer Products and is preferable due to the uncertainty of today's competitive retail environment. Previously, the Company amortized these costs over the period deemed to be benefited. The cumulative effect of this change on prior years of $8.2 million, without tax benefit, is reported separately in the fiscal 1996 consolidated statement of operations. The additional effect of the change in fiscal 1996 was to decrease the operating loss by $2.1 million.

      The Company recorded an extraordinary charge of approximately $6.3 million in fiscal 1996 related to a premium paid on the retirement of the Senior Secured Notes and the accelerated amortization of the related unamortized debt discount and debt issuance costs attributed to indebtedness repaid from the net proceeds of the Barnett Public Offering and the Exchange Notes and a new credit facility entered into on June 28, 1996 by Consumer Products and WOC with BankAmerica Business Credit, Inc. (the " New Credit Agreement"). The New Credit Agreement replaced the Restated Credit Agreement and Restated Term Loans.

      The New Credit Agreement provides for a revolving credit advances of (a) up to 85.0% of the amount of eligible accounts receivable and (b) up to the lesser of (i) $16.0 million or (ii) 60% of the amount of eligible raw and finished goods inventory. Revolving credit advances bear interest at a rate equal to (a) Bank of America's reference rate plus 1.0% or (b) LIBOR plus 2.75%. The New Credit Agreement includes a letter of credit subfacility of $2.0 million. New Term Loans bear interest at a rate per annum equal to .25% over the interest rate applicable to revolving credit advances under the New Credit Agreement. Borrowings under the New Credit Agreement are secured by the accounts receivable, inventory, certain general intangibles and unencumbered fixed assets of Consumer Products and WOC (the "Borrowers"). In addition, New Term Loans are also secured by a pledge of 500,000 shares of Barnett Common Stock owned by the Company (constituting approximately 3.5% of all outstanding Barnett Common Stock). The New Credit Agreement requires the Borrowers to maintain cash collateral accounts into which all available funds are deposited and applied to service the facility on a daily basis. The New Credit Agreement prevents dividends and distributions by the Borrowers except in certain limited instances including, so long as there is no default or event of default, and the Borrowers are in compliance with certain financial covenants, the payment of interest on the Senior Subordinated Notes and Deferred Coupon Notes, and contains customary negative, affirmative and financial covenants and conditions. The Company was in compliance with all loan covenants at June 30, 1996.

      As of June 30, 1996, availability under the New Credit Agreement totaled approximately $ 16.2 million.

      Since the consummation of the Barnett Public Offering, the cash flow generated by such operations is no longer available to the Company. The Company relies primarily on Consumer Products for cash flow. Consumer Products may be adversely affected by prolonged economic downturns or significant declines in consumer spending. There can be no assurance that any such prolonged economic downturn or significant decline in consumer spending will not have a material adverse impact on the Consumer Products' business and its ability to generate cash flow. Furthermore, Consumer Products' largest customers, Kmart and its subsidiary, Builders Square, accounted for approximately 42.3% and 43.6% of Consumer Products' total net sales in fiscal 1996 and fiscal 1995, respectively. The Company has been advised by Kmart that it is in the process of conducting a review of its supply arrangements with its suppliers of plumbing and hardware products, including Consumer Products, and will make a decision regarding which vendors it will utilize by the end of December 1996. Although the Company has had a long relationship with Kmart, there can be no assurance that this relationship will continue or as to the terms of any relationship that does continue. In the event Consumer Products were to either lose Kmart as a customer or Kmart were to significantly curtail its purchases from Consumer Products, there would be material short-term adverse effects until the Company could modify Consumer Products' cost structure to be more in line with its reduced revenue base.

      FISCAL 1996 EARNINGS SUMMARY

      Net sales for the fiscal year increased 1.2% to 235.1 million from $232.3 million last year. The increase is primarily attributable to Barnett, which reported net sales of $127.4 million, an increase of 16.8% from last year. The

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increase at Barnett is primarily the result of the growing telesales operations and the introduction of over 400 new products. The Company's wholly-owned operations recorded net sales of $107.7 million, a decrease of 12.6% from last year. The decrease is due to several factors including a weakening retail environment, the discontinuance of certain lower margin accounts and prior year sales being positively impacted by the expansion of Consumer Products business with several large customers.

      Net sales for the quarter ended June 30, 1996 increased to $59.6 million from $55.1 million in the prior year period, an increase of 8.1%. Barnett's net sales increased 21.4% to $34.0 million in the quarter while the Company's wholly-owned operations decreased 5.7% to $25.6 million.

      The Company reported fully diluted net income per share of $1.41 for the fiscal year versus a loss of $1.97 per share last year, due in large part to the aforementioned reversal of the $11.0 loss on disposal of Consumer Products, the one time gain on the sale of the Barnett Common Stock of $65.9 million and the non-recurring charges aggregating $48.5 million.

      The Company's total debt at June 30, 1996 totaled $123.3 million versus $203.6 million reported at June 30, 1995.

      EBITDA (earnings before interest, taxes, depreciation and amortization) for the year totaled $25.5 million versus $24.4 million last year. EBITDA for the Company's wholly-owned operations totaled $7.9 million for the year versus $9.3 million last year. EBITDA for the fourth quarter totaled $5.3 million versus $3.3 million last year, including EBITDA for the Company's wholly-owned operations of $0.6 million for the fourth quarter versus a loss of $0.5 million last year. EBITDA does not include the effects of the gain on the sale of Barnett Common Stock, the reversal of loss and loss on disposal of Consumer Products, the writedown of assets, the restructuring and asset impairment charges, the extraordinary loss or the cumulative effect of change in accounting. Cash interest expense for the year totaled $14.9 million and for the fourth quarter totaled $2.0 million.

RESTATEMENT OF PRIOR YEAR FINANCIAL DATA

      Due to the identification and correction of an intercompany inventory reconciling item between Consumer Products and WAMI, a $2.3 million charge, originally recorded in the third quarter of 1996 has been reversed and charged to 1994 for $1.0 million, 1993 for $0.9 million, 1992 for $0.2 million and 1991 for $0.2 million. The Company has restated prior year financial statements to reflect the correction of this item.

      The effect of this restatement was as follows:


                             As Previously Reported       As Restated
                             ----------------------       -----------

Total Stockholders Equity:
at June 30, 1991                     $38,066                $37,866
at June 30, 1992                      40,827                 40,427
at June 30, 1993                       7,496                  6,196
at June 30, 1994                     (37,709)               (40,009)
at June 30, 1995                     (60,397)               (62,697)

Operating Income:
Fiscal 1991                          $14,667                $14,467
Fiscal 1992                           14,899                 14,699
Fiscal 1993                            4,691                  3,791
Fiscal 1994                           18,213                 17,213


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Income (loss) from continuing
operations before minority
interest, discontinued
operations, extraordinary loss
and cumulative effect of change
in accounting:

Fiscal 1991                         $(2,115)               $(2,315)
Fiscal 1992                          (4,358)                (4,558)
Fiscal 1993                         (15,890)               (16,790)
Fiscal 1994                          (3,472)                (4,472)

Net income (loss):
Fiscal 1991                          $2,228                 $2,028
Fiscal 1992                          (4,398)                (4,598)
Fiscal 1993                         (29,240)               (30,140)
Fiscal 1994                         (51,888)               (52,888)

Earnings per Share (Primary and
Fully Diluted):

Income (loss) from continuing
operations before minority
interest, discontinued
operations, extraordinary loss
and cumulative effect of change
in accounting:

Fiscal 1991                          $(0.22)                $(0.24)
Fiscal 1992                           (0.44)                 (0.46)
Fiscal 1993                           (1.37)                 (1.44)
Fiscal 1994                           (0.30)                 (0.39)

Net income (loss):

Fiscal 1991                           $0.23                  $0.21
Fiscal 1992                           (0.45)                 (0.47)
Fiscal 1993                           (2.51)                 (2.58)
Fiscal 1994                           (4.44)                 (4.53)

      Corresponding changes have been made to the consolidated balance sheets to reduce inventories.

                     SELLING SECURITY HOLDERS

      The following table sets forth certain information with respect to the Securities beneficially owned and offered hereby by each Selling Security Holder.


Name                                      Warrants Owned     Warrants Offered
----                                      --------------     ----------------
Bank of New York                                 277,000           277,000
Bear Stern Securities Corp.                      596,500           596,500
Donaldson, Lufkin & Jenrette                      67,100            67,100
First Options of Chicago, Inc.                    30,000            30,000
Goldman, Sachs & Co.                             116,100           116,100
UMB Bank, N.A./IFTC                            1,162,300         1,162,300
Lehman Brothers, Inc.                             80,000            80,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.      150,000           150,000
Morgan Stanley & Co., Incorporated                44,000            44,000
Neuberger & Berman                                36,500            36,500
SSB Custodian                                    324,500           324,500
                                               ---------         ---------
      Total                                    2,884,000         2,884,000
---------------

      The Company is registering, on behalf of each Selling Security Holder, the offer and sale of the number of Warrants set forth opposite such Selling Security Holder's name under the column captioned "Warrants Offered" and the same number of shares of Common Stock, subject to adjustment in certain circumstances, issuable upon exercise of the Warrants. As of the date hereof, no Warrants have been exercised to purchase shares of Common Stock. In addition, the Company is registering, on behalf of Lehman Brothers, Inc., the offer and sale of 66,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

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